
13030267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Execution Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Venu Palaparthi (212) 401-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Venu Palaparthi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Acess, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFREY M MOY
Notary Public, State of New York
No. 01MO6067860
Qualified In Kings County
Commission Expires March 08, 2014



STATEMENT OF FINANCIAL CONDITION

Execution Access, LLC
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Execution Access, LLC

Statement of Financial Condition

December 31, 2012

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of
Execution Access, LLC

We have audited the accompanying statement of financial condition of Execution Access, LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Execution Access, LLC as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 22, 2013

Execution Access, LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 242,674
Total assets	$ 242,674
Liabilities and member's equity	
Liabilities:	
Payables to affiliates, net	$ 68,135
Total liabilities	68,135
Member's equity	174,539
Total liabilities and member's equity	$ 242,674

See accompanying notes to the statement of financial condition.

Execution Access, LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Description of the Business

Execution Access, LLC (the "Company"), a Delaware limited liability company ("LLC"), is a limited purpose non-trading broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a broker-dealer in the state of New York. The Company is subject to regulation by the SEC, FINRA, and the state securities regulators in the aforementioned state. The Company is also a member of the Securities Investor Protection Corporation.

The Company's sole member is Exchange Access LLC ("Exchange Access"). The sole member of Exchange Access is EA LLC ("EA"), and the sole member of EA is FTEN, Inc. ("FTEN"), a Delaware corporation. In December 2010, FTEN merged with Falcon Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of The NASDAQ OMX Group, Inc. ("NASDAQ OMX" or "Parent"). As a result of the merger, NASDAQ OMX became the sole shareholder of FTEN, and the Company became an indirect, wholly-owned subsidiary of NASDAQ OMX.

Activity and Regulation of Execution Access, LLC

The Company has an agreement with FTEN to sublicense proprietary VelocityXpress technology to its clients. VelocityXpress is a directed order only routing platform which allows the Company's clients to pay transaction-based fees to route directed order transactions. These clients are institutional firms, broker-dealers and private equity funds. In connection with providing clients VelocityXpress, the Company: (i) does not make any markets; (ii) does not distribute any securities products; (iii) does not take any proprietary positions; (iv) does not affect transactions in commodities, commodity futures, commodity options, or otherwise engage in other non-securities business; (v) does not hold or maintain funds or securities or provide clearing services for other broker-dealers; or (vi) does not enter into any contractual commitments with regard to securities. The Company relies on FTEN to generate demand for VelocityXpress.

During 2011, all contracts pursuant to which the Company provided VelocityXpress to clients, and collected transaction-based fees, lapsed or were terminated. Consequently, the Company had no active clients at any time during the year ended December 31, 2012.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, as codified in the Accounting Standards Codification and set forth by the Financial Accounting Standards Board. Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash

The Company's cash is held by Citibank, N.A., ("Citibank"). The Citibank account is a noninterest bearing account.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the statement of financial condition carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition. Interest and/or penalties related to income tax matters are recognized in income tax expense.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

At December 31, 2012, the Company has accrued no interest and/or penalties related to income tax matters.

3. Related-Party Transactions

Pursuant to an agreement between the Company and The Nasdaq Stock Market LLC ("Nasdaq") dated January 1, 2011 (the "Services Agreement"), the Company has agreed to pay Nasdaq a monthly fee for support services, including but not limited to, finance administration, human resources, technology and management support provided by Nasdaq to the Company.

For the year ended December 31, 2012, the Company was also charged by NASDAQ OMX for additional support services under the Intra-group Services Agreement. This agreement covers additional costs for personnel support.

Certain expenses of the Company are settled on its behalf by the Parent or the Parent's other subsidiaries. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates. At December 31, 2012, $68,135 was recorded as a net payable to affiliates on the statement of financial condition.

Intercompany balances are settled on a periodic basis.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. For income tax purposes, the Company is disregarded as an entity separate from its owner, FTEN, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer.

As of December 31, 2012, the Company had a deferred tax asset of $65,399 due to operating losses. The Company recorded a full valuation allowance against its deferred tax asset as a result of its expected inability to utilize the losses on a separate return basis.

4. Income Taxes (continued)

The Company has determined that there are no uncertain tax positions as of December 31, 2012.

For periods after December 23, 2010, the Company's operating results are included in the federal and state income tax returns filed by NASDAQ OMX. NASDAQ OMX and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. The NASDAQ OMX's federal return for the year 2010 is currently under audit by the Internal Revenue Service and is subject to examination for 2011. NASDAQ OMX is also subject to audit by the respective state tax authorities for years 2008 through 2011. For the periods prior to December 23, 2010, the Company's operating results were included in the federal and state income tax returns filed by FTEN. FTEN's operating federal income tax returns for the years 2009 through 2010 are subject to examination by the Internal Revenue Service and state and local returns are subject to audits by the respective state tax authorities for years 2008 through 2010.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of SEC Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2012, the Company had net capital of $174,539, which was $169,539 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 39.04%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i). The Company does not carry nor maintain customer accounts and does not otherwise hold funds or securities of customers.

6. Commitments and Contingent Liabilities

Brokerage Activities

The Company is a limited purpose non-trading broker-dealer that (i) does not make any markets; (ii) does not distribute any securities products; (iii) does not take any proprietary positions; (iv) does not affect transactions in commodities, commodity futures, commodity options, or otherwise engage in other non-securities business; (v) does not hold or maintain funds or securities or provide clearing services for other broker-dealers; or (vi) does not enter any contractual commitments with regard to securities.

6. Commitments and Contingent Liabilities (continued)

Brokerage Activities (continued)

The broker-dealer registration provides the Company with the ability to charge and collect transaction-based fees from clients who used VelocityXpress.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, Self Regulatory Organizations ("SRO"), and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees.

All broker-dealers have a SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

7. Risks and Uncertainties

Cash is held by one financial institution, Citibank. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by Citibank to be delayed or limited. The Company monitors its risk by monitoring the credit quality of Citibank and its subsidiaries.

8. Fair Value of Financial Instruments

The carrying amount reported on the statement of financial condition for cash approximates fair value based on the on-demand nature of cash. The Company's liabilities, which include payables to affiliates, net are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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